Last Survivor Rider

This rider is a part of your policy. The effective date of this rider is the Issue Date shown on the Policy Data Page. This rider may only be terminated based on the termination provisions of the policy to which it is attached. Benefits or options available with this rider may be terminated as indicated under the benefit provisions.

This rider provides for coverage payable at the death of the surviving insured of the two Insureds named on the Policy Data Page.

This rider amends the provisions of this Policy as follows:


                               General Provisions

Death Benefit Proceeds

The Death Benefit Proceeds will be payable to the beneficiary upon receipt of due proof that the surviving insured s death occurred while this policy was in force and will provide all other benefits of this rider. No benefit is payable on the death of the first insured; however, due proof of death must be given to us when that death occurs.

Reinstatement

This policy may be reinstated under the provisions outlined in the Policy only if both Insureds are alive or the surviving insured is alive and the lapse occurred after the death of the first Insured.

Incontestability, Suicide and Misstatement of Age or Sex

The Incontestability, Suicide, and Misstatement of Age or Sex provisions apply to either Insured.

Age

All references to the Insured s age are based on the ages of both Insureds.

Surviving Insured

Surviving Insured means the insured who is living upon the death of the other insured. If both insureds die simultaneously, or under conditions where the order of death cannot be determined, Surviving Insured will mean the younger of the two Insureds.

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Change of Owner or Beneficiary

While either insured is living, you may transfer ownership or change the beneficiary of this policy by giving us written notice.

                               Policy Split Option


While both insureds on this policy are alive You may exchange this policy, under certain conditions, for a single life policy on each of the insureds. Exercising this option may result in a taxable event. Your tax advisor should be consulted prior to exercising this option.

Policy Split Option may not be available if either insured is issued with a special class rating. Exclusion of this benefit is based on Insureds of a similar class and is not determined on an individual basis. Refer to the Policy Data Page to determine if this option is included on your policy.

Events

If the Insureds on this policy are married to each other, the option to exchange may be exercised without evidence of insurability on the occurrence of one of the following events:

         1) a change in Section 2056 of the Internal Revenue Code of 1986, or its successor, to eliminate or reduce the federal estate tax marital deduction with respect to the Insureds; or

         2) a change in the maximum tax rate expressed in Section 2001 of the Internal Revenue Code of 1986, or its successor, to reduce the rate to 25% or less.

The option to exchange may be exercised at any other time subject to evidence of insurability satisfactory to us, while both Insureds are alive and are attained age 80 or younger.

Election

To elect this option, you must make proper written application to us while this policy is in force. If the election of this option is a result of events (1) or
(2) above, then such election must take place within one year following the occurrence of either of the above events. The date we receive your application will be the effective date of the exchange, provided that other conditions for the exchange have been met.
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New Policy

The exchange must be to a variable universal life insurance policy offered by us on the date of issue of this policy. The new policies will maintain the same date of issue of this policy as well as each insured s sex and age at issue for this policy. The premium class will be the same as that shown on the Policy Data Page of this policy if the option is exercised as result of events (1) or (2). Otherwise, the premium class will be determined on the effective date of the exchange.

The new policies will not take effect and will not provide any insurance until this policy has terminated.

Policy Adjustments

         Loans

         Any policy loans and loan interest on this policy will be paid in full from the Cash Value of the policy prior to the termination of this policy.

         Death Benefit

         The maximum amount of each new policy will be one-half the amount of the current Death Benefit Proceeds.

         Cash Value

         The Net Cash Value in this policy will be divided proportionately to each insured based on the death benefit split percentages elected.

         Assignment

         Any assignment of this policy will apply to each new policy. The assignee(s) written approval must be received by Us prior to exercising this option.


New Monthly Deductions

The monthly deductions for each new policy will be based on each insured s sex, age at issue and premium class. Monthly deductions will be due for each new policy as of the effective date of exchange.

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Other Riders

A Waiver of Monthly Deduction rider may be attached to each new policy if that insured is issue age 55 or younger and has a similar rider in force on this policy. A Waiver of Monthly Deduction benefit will apply only if that insured becomes totally disabled after the effective date of the exchange.

Any other riders attached to this policy will be canceled upon exchange. Such riders may be added to the new policies according to rules current on the effective date of exchange.

Termination

This option will terminate on the earliest of the following dates:

                 1)      the expiry date of this option shown on the Policy Data
                         Page

                 2)      the date of termination of this policy;

                 3)      the date this policy is surrendered for cash;

                 4) any Monthiversary following receipt of your written request; or

                 5)      the date of death of the first of the Insureds to die.




                           Estate Preservation Benefit


Benefit

We will pay the amount of insurance provided by this rider on the date of the surviving insured s death to the beneficiary, upon receipt of due proof of death. The amount of insurance is shown on the Policy Data Page. This benefit is only available if:

                  1) one or both of the Insureds shown on the Policy Data Page are owners of this Policy;

                  2)     both   Insureds   are  issued  with  a  standard   risk
                         classification; and

                  3)     their issue ages are between 20 and 67.

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Exclusion  of this  benefit is based on Insureds  of a similar  class and is not determined on an individual basis.

Termination

This benefit will terminate on the earliest of the following dates:

         1)       the expiry date of this benefit shown on the Policy Data Page;

         2)       the date this policy is surrendered for cash;

         3)       the date of termination of this policy; or

         4)       any Monthiversary following receipt of your written request.


                     American United Life Insurance Company


                                    Secretary

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